

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2012

Via E-mail
Travis Meyer
President
Midwest Holding Inc.
8101 "O" Street, Suite S111
Lincoln, Nebraska 68510

     **Re:    Midwest Holding Inc.**
             **Amendment No. 5 to Registration Statement on Form 10-12G**
             **Filed June 20, 2012**
             **File No. 000-10685**

Dear Mr. Meyer:

We have reviewed your amended filing together with your correspondence and we have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing again, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Consolidated Financial Statements for the Period Ended December 31, 2010
Note 6. Reinsurance, page F-48

1.      We are considering your response to prior comment one. Tell us why management believes that your current presentation offers the users of the Company's financial statements the clearest picture of the risks associated with entering into this reinsurance transaction. Your response should also address how your current presentation gives users of the financial statements a clear picture of the risks associated with this reinsurance transaction for the duration of the coinsurance agreement. Also, your analysis to quantitatively illustrate the impact of the misstatement in the income statement did not state whether you determined the impact of the misstatement of revenue and expenses to be quantitatively material. Using quantitative factors, tell us how you and your auditors concluded that the individual line items, subtotals, or totals in the financial statements did not materially misstate the financial statements taken as a whole. Regarding the factors

you considered in concluding that the misstatement of revenue or expenses was not material to the financial statements, please address the following:

- It appears that the Security National assumption transaction may impact revenue and expenses in the future. Explain to us how the revenues and related expenses of this transaction are non-recurring;
- Tell us why the misstatement did not mask other trends, such as total revenue or expenses; and,
- The assumption transaction appears to be material to your business. Tell us why you believe the misstatement does not concern a segment or other portion of the Company's business that has been identified as playing a significant role in the Company's operations or profitability.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Keira Nakada at (202) 551-3659 or Donald Abbott at (202) 551-3608 if you have questions regarding the comment on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: David J. Routh, Esq.
Cline Williams Wright Johnson & Oldfather, L.L.P.
233 South 13th Street -1900 U.S. Bank Building
Lincoln, Nebraska 68508